UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Lowell D. Kraff

1 N. Wacker Drive, 48th Floor

Chicago, IL 60606

(312) 357-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 25272T104	13D	Page 2 of 12

1	Names of reporting persons Best Amigos Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,431,687 (1)
	8	Shared voting power 0
	9	Sole dispositive power 1,431,687 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,431,687 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.90% (2)
14	Type of reporting person OO

(1)	Includes 24,530 shares of common stock held by Trivergance Diamond Sub, LLC. Pursuant to the terms of a nominee agreement, Best Amigos Partners, LLC has the right to direct actions with respect to such shares.
(2)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

CUSIP No. 25272T104	13D	Page 3 of 12

1	Names of reporting persons Diamond Oursurance, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 512,686
	8	Shared voting power 0
	9	Sole dispositive power 512,686
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 512,686
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.68% (3)
14	Type of reporting person OO

(3)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

CUSIP No. 25272T104	13D	Page 4 of 12

1	Names of reporting persons LDK Holdco, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 102,765
	8	Shared voting power 0
	9	Sole dispositive power 102,765
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 102,765
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.14% (4)
14	Type of reporting person OO

(4)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

CUSIP No. 25272T104	13D	Page 5 of 12

1	Names of reporting persons Lowell D. Kraff
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,012,815 (5)
	8	Shared voting power 5,457,988 (6)
	9	Sole dispositive power 4,012,815 (5)
	10	Shared dispositive power 5,457,988 (6)
11	Aggregate amount beneficially owned by each reporting person 9,470,803 (5)(6)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.55% (7)
14	Type of reporting person IN

(5)	Includes (i) 1,212,585 shares of common stock issuable upon exercise of an option held by Mr. Kraff which is currently vested and (ii) an aggregate of 2,800,230 shares of common stock held by Best Amigos Partners, LLC, Praesumo Partners, LLC, Diamond Oursurance, LLC, and LDK Holdco, LLC. Mr. Kraff is the sole manager of Best Amigos Partners, LLC, the managing member of Praesumo Partners, LLC, the sole manager of Diamond Oursurance, LLC, and the sole member of LDK Holdco, LLC.
(6)	Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Kraff is the managing member of Praesumo Partners, LLC, one of the managing members of 1818 Partners, LLC. Also includes 490,687 shares held by Trivergance Diamond Sub, LLC. Mr. Kraff is the co-manager of an entity which is the sole manager of the sole member of Trivergance Diamond Sub, LLC.
(7)	Based on 75,447,688 outstanding shares of common stock of the Issuer.

CUSIP No. 25272T104	13D	Page 6 of 12

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

Item 2.	Identity and Background

This statement is being filed by Best Amigos Partners, LLC (“BAP”), Diamond Oursurance, LLC (“Oursurance”), LDK Holdco, LLC (“LDK”) and Lowell D. Kraff (collectively, the “Reporting Persons”). Each of BAP and Oursurance is a Nevada limited liability company. LDK is a Delaware limited liability company. Mr. Kraff is a United States citizen.

The principal business address of each of the Reporting Persons is 1 N. Wacker Drive, 48th Floor, Chicago, IL 60606.

Praesumo Partners, LLC (“Praesumo”) is one of the managing members of 1818 Partners, LLC (“1818 Partners”). Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, (iv) the co-manager of an entity which is the sole manager of the sole member of Trivergance Diamond Sub, LLC (“TDS”), and (v) the sole member of LDK.

Each of BAP, Oursurance and LDK is primarily engaged in the business of holding securities of the Issuer. Mr. Kraff’s principal occupation or employment is serving as Executive Chairman of Trivergance LLC, a consulting and advisory firm focusing on identifying deals, structuring transactions, sourcing and securing capital and enhancing value. Mr. Kraff is also the Vice Chairman of the board of directors of the Issuer.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is deemed to be a member of a “group,” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5 promulgated thereunder, as a result of being party to the Stockholders Agreement (as defined herein), as more fully described in Items 4 and 5 hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 24, 2013, the Issuer closed the initial public offering (the “IPO”) of an aggregate of 17,825,000 shares of Common Stock at the IPO price of $14.00 per share. In the IPO, the Issuer sold 16,100,000 shares of Common Stock, and Cloobeck Diamond Parent, LLC (“CDP”), in its capacity as a selling stockholder, sold 1,725,000 shares of Common Stock.

Pursuant to an Exchange Agreement, dated as of July 17, 2013 (the “Exchange Agreement”), by and among the Issuer, Diamond Resorts Parent, LLC (“Diamond LLC”) and the members of Diamond LLC party thereto, in connection with, and immediately prior to the closing of, the IPO, (i) the holders of Class A common units of Diamond LLC contributed all of their Class A common units of Diamond LLC to the Issuer in return for an aggregate of 53,697,402 shares of Common Stock, and (ii) the holders of Class B common units of Diamond LLC contributed all of their Class B common units of Diamond LLC to the Issuer in return for an aggregate of

CUSIP No. 25272T104	13D	Page 7 of 12

360,465 shares of Common Stock (collectively, the “Exchange”). Immediately following the consummation of the Exchange, Diamond LLC was merged with and into the Issuer, with the Issuer remaining as the surviving entity.

Immediately prior to the Exchange, BAP held 33.364 Class A common units and 3.004 Class B common units of Diamond LLC. Upon consummation of the Exchange, BAP received an aggregate of 1,407,157 shares of Common Stock in exchange for such Class A and Class B common units.

Immediately prior to the Exchange, Oursurance held 13.251 Class A common units of Diamond LLC. Upon consummation of the Exchange, Oursurance received 512,686 shares of Common Stock in exchange for such Class A common units.

Immediately prior to the Exchange, LDK held 2.656 Class A common units of Diamond LLC. Upon consummation of the Exchange, LDK received 102,765 shares of Common Stock in exchange for such Class A common units.

Immediately prior to the Exchange, Praesumo held 19.464 Class A common units of Diamond LLC. Upon consummation of the Exchange, Praesumo received 753,092 shares of Common Stock in exchange for such Class A common units.

Immediately prior to the Exchange, TDS held 12.682 Class A common units of Diamond LLC. Upon consummation of the Exchange, TDS received 490,687 shares of Common Stock in exchange for such Class A common units.

In connection with the closing of the IPO, existing call options held by 1818 Partners representing the right to purchase Class A common units in Diamond LLC were converted, pursuant to the terms of such call options, into call options to purchase (i) 4,535,426 shares of Common Stock from DRP Holdco, LLC (the “DRPH Call Option”) and (ii) 431,875 shares of Common Stock from Silver Rock Financial LLC and other entities affiliated therewith (the “Silver Rock Call Option” and, together with the DRPH Call Option, the “Call Options”).

On July 18, 2013, for services rendered (or to be rendered) to the Issuer, the Issuer granted to Mr. Kraff a stock option to purchase an aggregate of 1,212,585 shares of Common Stock, with a per share exercise price of $14.00. This option was issued to Mr. Kraff as a holder of Class B common units of Diamond LLC, in part to maintain the incentive value intended when the Issuer originally issued Class B common units to Mr. Kraff and to provide an incentive for Mr. Kraff to continue providing services to the Issuer. Such option is fully vested as of the date of this Schedule 13D. The option was granted pursuant to a stock option agreement (the “Stock Option Agreement”) under the Issuer’s 2013 Incentive Compensation Plan (the “Plan”).

The summaries contained herein of the Exchange Agreement, the DRPH Call Option, the Silver Rock Call Option, the Stock Option Agreement and the Plan do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 1, 2, 3, 4 and 5, respectively, to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 25272T104	13D	Page 8 of 12

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

In connection with the closing of the IPO, each of the Reporting Persons has entered into a Stockholders’ Agreement, dated as of July 17, 2013 (the “Stockholders Agreement”), with other individuals and entities who are now stockholders of the Issuer. The Stockholders Agreement covers an aggregate of 40,119,261 shares of Common Stock, representing approximately 53.2% of the outstanding Common Stock. In addition, CDP and DRP Holdco, LLC (“DRPH”), which beneficially own an aggregate of approximately 22.0% and 15.0%, respectively, of the Common Stock, and are parties to the Stockholders Agreement, entered into a Director Designation Agreement, dated as of July 17, 2013 (the “Director Designation Agreement”), with the Issuer.

Pursuant to the Director Designation Agreement, (i) CDP has the right to designate up to two of the Issuer’s directors, for so long as CDP and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, and (ii) DRPH has the right to designate up to two of the Issuer’s directors, for so long as DRPH and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, provided that, in each case, if the board of directors of the Issuer (the “Board”) determines in good faith, after consultation with outside legal counsel, that the nomination of any such designee would constitute a breach of its fiduciary duties to the Issuer’s stockholders, CDP or DRPH, as applicable, must designate another individual (who will also be subject to the same determination by the Board).

Pursuant to the Stockholders Agreement, each of the parties thereto has agreed to cause the shares of Common Stock held by such party to be voted, at any meeting of stockholders of the Issuer called for such purpose, for the individuals nominated by the Board for election to the Board (including those nominees selected by CDP and DRPH pursuant to the Director Designation Agreement). Each of the parties to the Stockholders Agreement has agreed to appoint Stephen J. Cloobeck and David F. Palmer as their proxies and attorneys-in-fact to vote their shares of Common Stock in the event that they fail to vote in accordance with the provisions of the Stockholders Agreement. In addition, in the event that any party to the Stockholders Agreement transfers any shares of Common Stock to an affiliate, another party to the Stockholders Agreement or an affiliate of another party to the Stockholders Agreement, the transferee will be required to sign a joinder to the Stockholders Agreement.

As a result of the Stockholders Agreement, the parties thereto are deemed to constitute a “group,” for purposes of the Exchange Act, that holds more than 50% of the Common Stock, and the Issuer will therefore qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

In connection with the closing of the IPO, (i) certain parties to the Stockholders Agreement purchased shares of Common Stock in the IPO pursuant to the directed share program established by the underwriters for the IPO, (ii) each member of the Board who is not an officer or employee of the Issuer, or the Chairman or Vice Chairman of the Board (each such individual, a “Non-Officer Director”) was granted shares of restricted common stock for service on the Board, pursuant to the Issuer’s 2013 Incentive Compensation Plan, and (iii) each Non-Officer Director received shares of fully vested Common Stock in lieu of the cash retainer to which such Non-Officer Director was otherwise entitled, pursuant to the Non-Officer Director Share Accumulation Program adopted as part of the Issuer’s 2013 Incentive Compensation Plan. Pursuant to the Non-Officer Director Share Accumulation Program, each Non-Officer Director is entitled to elect to utilize all or a portion of his annual retainer fee to acquire shares of Common Stock.

CUSIP No. 25272T104	13D	Page 9 of 12

The transactions contemplated by the Stockholders Agreement and the Director Designation Agreement may result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Board. Mr. Kraff is, and will be, the Vice Chairman of the board of directors of the Issuer. In his capacity as the Vice Chairman of the board of directors, Mr. Kraff is and will be significantly involved in the affairs of the Issuer and in this capacity could take actions that relate to or would result in the matters set forth in Items 4(b) through (j) of Schedule 13D. Furthermore, as stockholders of the Issuer, on an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The summaries contained herein of the Stockholders Agreement and the Director Designation Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 6 and 7, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,446,273 shares of Common Stock, representing approximately 12.32% of the Issuer’s outstanding Common Stock (based on 75,447,688 shares of Common Stock outstanding).

(b) Mr. Kraff has sole voting power and sole dispositive power with regard to (i) 1,212,585 shares of Common Stock underlying options held by him and (ii) an aggregate of 2,775,700 shares of Common Stock held by BAP, Praesumo, Oursurance, and LDK. Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, and (iv) the sole member of LDK. Mr. Kraff has shared voting power and shared dispositive power with regard to (A) 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners and (B) 490,687 shares of Common Stock held by TDS. Mr. Kraff is the managing member of Praesumo, which is one of the managing members of 1818 Partners, and Mr. Kraff is the co-manager of an entity which is the sole manager of the sole member of TDS. BAP has sole voting power and sole dispositive power with regard to (I) 1,407,157 shares of Common Stock held by it and (II) 24,530 shares of Common Stock held by TDS. Pursuant to the terms of a nominee agreement, BAP has the right to direct actions with respect to such shares held by TDS. Oursurance has sole voting power and sole dispositive power with regard to 512,686 shares of Common Stock held by it. LDK has sole voting power and sole dispositive power with regard to 102,765 shares of Common Stock held by it.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D. Each of the Reporting Persons is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D.

CUSIP No. 25272T104	13D	Page 10 of 12

(c) No transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d) With respect to the 4,535,426 shares of Common Stock underlying the DRPH Call Option held by 1818 Partners, DRPH currently has the power to direct the receipt of dividends from such shares of Common Stock. With respect to the 431,875 shares of Common Stock underlying the Silver Rock Call Option, Silver Rock Financial LLC and other entities affiliated therewith have the power to direct the receipt of dividends from such shares of Common Stock. Upon exercise of the Call Options by 1818 Partners, Praesumo will share the power to direct the receipt of dividends from, or the proceeds from the sale of, the underlying shares of Common Stock with Cloobeck Companies, LLC and Chautauqua Management, LLC, the other managing members of 1818 Partners.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference.

Pursuant to a Guaranty entered into by BAP (the “BAP Guaranty”), 549,175 shares of the Common Stock held by BAP have been pledged to Guggenheim Corporate Funding, LLC, for the benefit of the lenders, to secure loans to Mr. Kraff. Pursuant to a Guaranty entered into by LDK (the “LDK Guaranty”), 102,765 shares of the Common Stock held by LDK have been pledged to Guggenheim Corporate Funding, LLC, for the benefit of the lenders, to secure loans to Mr. Kraff. In the event of a foreclosure or similar proceeding upon a default by Mr. Kraff under such loans, such shares of Common Stock would be transferred to Guggenheim Corporate Funding, LLC, as agent for the lenders.

Each of the Issuer’s officers, directors and principal stockholders (including each of the Reporting Persons) has executed a Lock-Up Agreement (each, a “Lock-Up Agreement” and, collectively, the “Lock-Up Agreements”). Each of the Lock-Up Agreements provides that the party thereto will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after July 18, 2013 (which 180-day period is subject to extension under certain specified conditions).

Each of the Reporting Persons is party to that certain Second Amended and Restated Registration Rights Agreement, dated as of July 21, 2011 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to DRPH, stockholders related to Wellington Management Company, LLP and stockholders related to Silver Rock Financial LLC (collectively, the “Demand Rights Investors”) certain demand registration rights that entitle the Demand Rights Investors (subject to certain minimum

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thresholds for ownership of Common Stock, limitations on the number of demand registrations that can be requested and customary cutbacks) to require that the Issuer register all or part of the shares of Common Stock held by the Demand Rights Investors. In addition, pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to the parties thereto, including each of the Reporting Persons, certain piggyback registration rights with respect to the Common Stock, subject to customary cutbacks.

Descriptions and summaries of the BAP Guaranty, the LDK Guaranty, the Lock-Up Agreements and the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 8, 9, 10 and 11, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Form of Exchange Agreement (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

2.	Call Option Agreement, effective as of July 21, 2011, by and among DRP Holdco, LLC, 1818 Partners, LLC and, solely for the purposes set forth in Sections 7, 8 and 9 thereof, Diamond Resorts Parent, LLC*

3.	Call Option Agreement, effective as of July 21, 2011, by and among Silver Rock Financial LLC, IN-FP1 LLC, BDIF LLC, CM-NP LLC, 1818 Partners, LLC and, solely for the purposes set forth in Sections 7, 8 and 9 thereof, Diamond Resorts Parent, LLC*

4.	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.49 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

5.	Diamond Resorts International, Inc. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

6.	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.45 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

7.	Director Designation Agreement (incorporated by reference to Exhibit 10.44 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

8.	BAP Guaranty, dated as of July 18, 2013*

9.	LDK Guaranty, dated as of December 12, 2011*

10.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

11.	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to Diamond Resorts Corporation’s Current Report on Form 8-K filed by the Issuer on July 26, 2011)

12.	Joint Filing Agreement of the Reporting Persons*

13.	Power of Attorney for Lowell D. Kraff (incorporated by reference to Exhibit A to the Form 3 filed by Mr. Kraff, Best Amigos Partners, LLC, Diamond Oursurance, LLC and LDK Holdco, LLC on July 18, 2013)

14.	Power of Attorney for Best Amigos Partners, LLC (incorporated by reference to Exhibit B to the Form 3 filed by Mr. Kraff, Best Amigos Partners, LLC, Diamond Oursurance, LLC and LDK Holdco, LLC on July 18, 2013)

15.	Power of Attorney for Diamond Oursurance, LLC (incorporated by reference to Exhibit C to the Form 3 filed by Mr. Kraff, Best Amigos Partners, LLC, Diamond Oursurance, LLC and LDK Holdco, LLC on July 18, 2013)

16.	Power of Attorney for LDK Holdco, LLC (incorporated by reference to Exhibit D to the Form 3 filed by Mr. Kraff, Best Amigos Partners, LLC, Diamond Oursurance, LLC and LDK Holdco, LLC on July 18, 2013)

*	Filed herewith

CUSIP No. 25272T104	13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013

BEST AMIGOS PARTNERS, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Best Amigos Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Best Amigos Partners, LLC

DIAMOND OURSURANCE, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Diamond Oursurance, LLC
Jared T. Finkelstein, attorney-in-fact for Diamond Oursurance, LLC

LDK HOLDCO, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for LDK Holdco, LLC
Jared T. Finkelstein, attorney-in-fact for LDK Holdco, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Lowell D. Kraff
Jared T. Finkelstein, attorney-in-fact for Lowell D. Kraff